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EXHIBIT 99.1

CENTRAL FUND OF CANADA LIMITED

FOR IMMEDIATE RELEASE
on September 12, 2007
to Marketwire and U.S. Disclosure Circuit

TSX SYMBOL: CEF.A and CEF.U
AMEX SYMBOL: CEF

CENTRAL FUND UNDERWRITER EXERCISES OPTION.
EQUITY OFFERING INCREASES TO APPROXIMATELY U.S.$112 MILLION.

        TORONTO, Ontario (September 12, 2007) — Central Fund of Canada Limited is pleased to announce that CIBC World Markets Inc. has exercised its right to purchase an additional 1,240,000 Class A shares, for additional gross proceeds of approximately U.S.$11,700,000 to Central Fund. CIBC World Markets Inc. agreed earlier this morning to underwrite 10,600,000 Class A shares for gross proceeds of U.S.$100,064,000.

        The underwritten price of U.S.$9.44 per Class A share was non-dilutive and accretive for the existing shareholders of Central Fund. The additional net proceeds are being substantially invested in gold and silver bullion in accordance with Central Fund's articles and stated investment policy. It is anticipated that this additional capital will reduce the annual expense ratio in favour of the existing and new shareholders of Central Fund.

        Class A shares of Central Fund are qualified investments for RRSPs, DPSPs, RRIFs and RESPs. The Class A shares are also eligible investments in the United States for various regulated investors and accounts.

        Central Fund (est. 1961) amended its Articles in 1983 to provide investors with an exchange-tradable share reflecting convenient, low-cost and secure ownership of gold and silver bullion that is physically stored on an unencumbered, segregated and insured basis and held in safekeeping within a Canadian chartered bank's treasury vaults. The bullion is audited semi-annually in the presence of Central Fund's auditors and bank officials.

        The Class A shares of Central Fund have been listed on the Toronto Stock Exchange (CEF.A/CEF.U) since 1966 and on the AMEX (CEF) since 1986. They may be purchased on either stock exchange by worldwide investors.

        CFOC has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission ("SEC") for the offering to which this communication relates. An investor should read the base shelf prospectus including any prospectus supplement and the other documents the Company has filed with the securities commissions in each of the provinces and territories of Canada, except Quebec, and the SEC for more complete information about the Company and this offering. You may obtain a copy of the base shelf prospectus from CIBC World Markets Corp., Prospectus Department, 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303, or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus in Canada from CIBC World Markets Inc., 6th Floor, 161 Bay Street, Toronto, Ontario, M5J 2S8, fax 416-594-7242. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

        Central Fund of Canada Limited is a refined gold and silver bullion holding company.

        For further information, please contact J.C. Stefan Spicer, President and CEO at
905-648-7878. Website: www.centralfund.com . Email: info@centralfund.com

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CENTRAL FUND OF CANADA LIMITED
CENTRAL FUND UNDERWRITER EXERCISES OPTION. EQUITY OFFERING INCREASES TO APPROXIMATELY U.S.$112 MILLION.